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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per form ............ 14.90
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*
SYNTELLECT INC. (Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE (Title of Class of Securities)
87161-L-10-5 (CUSIP Number)

MR. GEOFFREY NIXON
C/O MCM ASSOCIATES, LTD.
11 WEST 42ND STREET, 19TH FLOOR
NEW YORK, NEW YORK 10036
(212) 782-0207
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With copies to: Robert Ayling, Esq. Gray Cary Ware & Freidenrich LLP 4365 Executive Drive, Suite 1100 San Diego, CA 92121-2133 (858) 677-1425
November 7, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 15 Pages

CUSIP No. 87161-L-10-5	13D	Page 2 of 15 Pages

        This Amendment No. 6 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D initially filed with the Securities and Exchange Commission (the "Commission") on August 6, 2001 by Geoffrey Nixon, Mission Partners, L.P., Liberty Nominees Limited, Horizon Offshore, Ltd., U.S. Equity Investment, L.P., Mayfair Capital Fund, L.P., MCM Associates, Ltd. ("MCM") and MCM Profit Sharing Plan-DLJSC-Custodian FBO Geoffrey Nixon TTEE (collectively, the" Original Reporting Persons"), as previously amended by Amendment No. 1 thereto, filed with the Commission on August 30, 2001 by the Original Reporting Persons, Amendment No. 2 thereto, filed with the Commission on January 10, 2002 by the Original Reporting Persons, Amendment No. 3 thereto, filed with the Commission on April 5, 2002 by the Original Reporting Persons (excluding U.S. Equity Investment L.P.) and MCM Capital Management, LLC (together with the Original Reporting Persons but excluding U.S. Equity Investment L.P., the "Reporting Persons"), Amendment No. 4 thereto, filed with the Commission on April 15, 2002 by the Reporting Persons, Amendment No. 5 thereto, filed with the Commission on April 22, 2002 by the Reporting Persons (the "Statement"), relating to the common stock, $.01 par value (the "Common Stock"), of Syntellect Inc., a Delaware corporation with its principal executive offices of the Company are located at 16610 North Black Canyon Highway, Phoenix, Arizona 85053 (the "Company"). Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. All capitalized terms used but not defined in this Amendment shall have the meanings ascribed thereto in the Statement.

CUSIP No. 87161-L-10-5	13D	Page 3 of 15 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Geoffrey Nixon

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New Zealand

NUMBER OF SHARES	(7)	Sole Voting Power 1,107,920 (See Item 5)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- (See Item 5)
PERSON WITH
	(9)	Sole Dispositive Power 1,107,920 (See Item 5)

	(10)	Shared Dispositive Power -0- (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,107,920 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 9.7% (Item 5)

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 87161-L-10-5	13D	Page 4 of 15 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mission Partners, L.P. (EIN#33-0569956)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 559,600 (See Item 5)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- (See Item 5)
PERSON WITH
	(9)	Sole Dispositive Power 559,600 (See Item 5)

	(10)	Shared Dispositive Power -0- (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 559,600 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 4.92% (Item 5)

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 87161-L-10-5	13D	Page 5 of 15 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Nominees Limited (EIN# N/A)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New Zealand

NUMBER OF SHARES	(7)	Sole Voting Power 115,400 (See Item 5)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- (See Item 5)
PERSON WITH
	(9)	Sole Dispositive Power 115,400 (See Item 5)

	(10)	Shared Dispositive Power -0- (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 115,400 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 1.02% (Item 5)

(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 87161-L-10-5	13D	Page 6 of 15 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Horizon Offshore, Ltd. (EIN# N/A)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES	(7)	Sole Voting Power 44,400 (See Item 5)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- (See Item 5)
PERSON WITH
	(9)	Sole Dispositive Power 44,000 (See Item 5)

	(10)	Shared Dispositive Power -0- (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 44,400 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 0.39% (Item 5)

(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 87161-L-10-5	13D	Page 7 of 15 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mayfair Capital Fund, L.P. (EIN#13-4024777)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 367,500 (See Item 5)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- (See Item 5)
PERSON WITH
	(9)	Sole Dispositive Power 367,500 (See Item 5)

	(10)	Shared Dispositive Power -0- (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 367,500 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 3.32% (Item 5)

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 87161-L-10-5	13D	Page 8 of 15 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MCM Associates, Ltd. (EIN#33-0562278)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 614,400 (See Item 5)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- (See Item 5)
PERSON WITH
	(9)	Sole Dispositive Power 614,400 (See Item 5)

	(10)	Shared Dispositive Power -0- (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 614,400 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 5.40% (Item 5)

(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 87161-L-10-5	13D	Page 9 of 15 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MCM Profit Sharing Plan—DLJSC-Custodian FBO Geoffrey Nixon TTEE

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES	(7)	Sole Voting Power 10,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- (See Item 5)
PERSON WITH
	(9)	Sole Dispositive Power 10,000 (See Item 5)

	(10)	Shared Dispositive Power -0- (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 0.09% (Item 5)

(14)	Type of Reporting Person (See Instructions) EP

CUSIP No. 87161-L-10-5	13D	Page 10 of 15 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Geoffrey Nixon

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New Zealand

NUMBER OF SHARES	(7)	Sole Voting Power 1,020 (See Item 5)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- (See Item 5)
PERSON WITH
	(9)	Sole Dispositive Power 1,020 (See Item 5)

	(10)	Shared Dispositive Power -0- (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,020 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) ..00% (Item 5)

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 87161-L-10-5	13D	Page 11 of 15 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MCM Capital Management, LLC (EIN#13-4024776)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) AF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 367,500 (See Item 5)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- (See Item 5)
PERSON WITH
	(9)	Sole Dispositive Power 367,500 (See Item 5)

	(10)	Shared Dispositive Power -0- (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 367,500 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 3.32% (Item 5)

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 87161-L-10-5	13D	Page 12 of 15 Pages

ITEM 4.    PURPOSE OF TRANSACTION.

        The response to Item 4 is hereby amended and restated in its entirety as follows:

        From time to time since 1998, the Reporting Persons have acquired beneficial ownership of Common Stock in the ordinary course of business for investment purposes and have held such shares in such capacity. On March 13, 2000, the Original Reporting Persons filed with the Commission a joint Statement of Beneficial Ownership on Schedule 13G, which was amended by Amendment No. 1 thereto filed with the Commission on February 14, 2001.

        By letter dated August 2, 2001, MCM advised that it intended to publicly report a change in its "passive" investment status by filing with the Company a joint statement of beneficial ownership on Schedule 13D. On August 6, 2001, MCM, together with the other Original Reporting Persons, filed with the Commission a Statement of Beneficial Ownership on Schedule 13D, in which MCM stated that its July 17, 2001 purchase was based on a continuing evaluation of the Company by MCM and was acquired for investment purposes only. Such Statement also stated that subsequent to such purchase, MCM determined that it would consider submitting one or more stockholder proposals to the Company, including, but not limited to, recommending one of the Original Reporting Persons or one of their representatives to serve on the Company's Board of Directors, changing the composition of the Board so that the Board would include members with additional industry experience and more diverse backgrounds, and/or expanding the size of the Board.

        Between August 2001 and April 2002, the Reporting Persons engaged in a series of communications with the Company with a view to increasing the size of the Board of Directors and appointing third parties to fill those positions to assist the Company enhance Shareholder value. The efforts of the Reporting Persons to seek the election of Camille Jayne to the Board of Directors is outlined in earlier amendments, and resulted in her election at the annual meeting of the Shareholders on May 20, 2002.

        On October 6, 2002, the Reporting Persons, the Company and Enghouse Systems Limited, ("Enghouse") an Ontario company, executed a Tender and Voting Agreement (the "Agreement") pursuant to which, in connection with a proposed merger between the Company and Enghouse, the Reporting Persons agreed, inter alia, to (i) tender their shares in response to a tender offer by Enghouse, (ii) refrain from the sale or transfer of their shares to any other person, (iii) not solicit any third party interest in the Company, (iv) vote their shares in favor of a merger, and (v) refrain from taking certain actions, as is more fully described in the Tender Agreement filed with this Amendment as Exhibit 1.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        The response to Item 5 is hereby amended and restated in its entirety as follows:

        (a) - (c)    As of the date of this Amendment, the Reporting Persons beneficially owned in the aggregate 1,107,920 shares of Common Stock, constituting approximately 9.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,369,152 shares outstanding on August 14, 2002, as set forth in the Company's 10Q filed with the Commission on

August 14, 2002). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Reporting Persons listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Nixon	1,020	Less than 0.1%
Mission	559,600	4.92%
Liberty	115,400	1.02%
Horizon	44,400	0.39%
Mayfair	367,500	3.32%
MCM	614,400	5.40%
PSP	10,000	0.09%
MCM, LLC	367,500	3.32%

*
Percentages based on the number of outstanding shares of Common Stock disclosed in the Company's 10Q filed with the Commission on August 14, 2002.

        MCM is the sole general partner of Mission and, accordingly, may be deemed to be the indirect "beneficial owner" (as that term is defined under Rule13d-3 under the Exchange Act) of the shares of Common Stock that Mission beneficially owns. MCM, as the sole general partner of Mission, has the sole power to direct the voting and disposition of the shares of Common Stock that Mission beneficially owns.

        MCM is the sole investment manager of Liberty and, accordingly, may be deemed to be the indirect beneficial owner of the shares of Common Stock that Liberty beneficially owns. MCM, as the sole investment manager of Liberty, has the sole power to direct the disposition of the shares of Common Stock that Liberty beneficially owns.

        MCM is the sole investment manager and administrator of Horizon and, accordingly, may be deemed to be the indirect beneficial owner of the shares of Common Stock that Horizon beneficially owns. MCM, as the sole investment manager of Horizon, has the sole power to direct the voting and disposition of the shares of Common Stock that Horizon beneficially owns.

        MCM LLC is the sole general partner of Mayfair and, accordingly, may be deemed to be the indirect beneficial owner of the shares of Common Stock that Mayfair beneficially owns. MCM LLC, as the sole general partner of Mayfair, has the sole power to direct the voting and disposition of the shares of Common Stock that Mayfair beneficially owns.

        Nixon has the sole power to direct the voting and disposition of the shares of Common Stock he beneficially owns directly.

        Nixon is the president, sole director and sole stockholder of MCM and has sole voting and dispositive power over the share of Common Stock that MCM beneficially owns. Accordingly, Nixon may be deemed to be the indirect beneficial owner of the shares of Common Stock that MCM beneficially owns.

        Nixon is the sole manager and principal member of MCM LLC and, accordingly, may be deemed to be the indirect beneficial owner of the shares of Common Stock that MCM LLC may be deemed to beneficially own.

        Nixon is the sole trustee and beneficiary of PSP and has the sole power to direct the voting and disposition of the shares of Common Stock that PSP beneficially owns. Accordingly, Nixon may be deemed to be the indirect beneficial owner of the shares of Common Stock that PSP beneficially owns.

13

        The following transactions in the Common Stock were effected within the 60 days prior to November 7, 2002 by the Reporting Persons:

Seller	Trade Date	Quantity	Price Per Share	Method of Transaction
Mayfair	9/18/02	24,300	$.2819	Sold in Open Market
Mayfair	9/18/02	6,000	$.2820	Sold in Open Market
Mayfair	9/18/02	16,000	$.2820	Sold in Open Market
Mayfair	9/18/02	3,700	$.2818	Sold in Open Market
Mayfair	9/23/02	6,300	$.2900	Sold in Open Market
Mayfair	9/23/02	11,000	$.2900	Sold in Open Market
Mayfair	9/23/02	26,500	$.2900	Sold in Open Market
Mayfair	9/23/02	6,200	$.2900	Sold in Open Market
Mission	9/23/02	30,000	$.3300	Open Market Purchase
Horizon	9/23/02	10,000	$.3300	Open Market Purchase
Liberty	9/23/02	10,000	$.3300	Open Market Purchase

        Beneficial ownership of shares of Common Stock shown on the cover pages of this Amendment for each of the Reporting Persons assumes that the Reporting Persons have not formed a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially(and may be deemed to have shared voting and dispositive power over) 1,107,920 shares of Common Stock, constituting approximately 9.7% shares of Common Stock (the percentage of shares owned being based upon 11,390,152 shares outstanding, as set forth in the Company's 10Q filed with the Commission on August 14, 2002).

        (d)  No person other than each Reporting Person has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock held directly by each respective Reporting Person or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

        (e)  Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

        The response to Item 7 is hereby amended to add the following exhibit:

Exhibit 1	Tender and Voting Agreement executed by the Reporting Persons on November 06, 2002.

14

SIGNATURE

        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned hereby certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 12, 2002	/s/ GEOFFREY NIXON GEOFFREY NIXON
MISSION PARTNERS,L.P.
	By:	MCM Associates, Ltd., General Partner
	By:	/s/ GEOFFREY NIXON Geoffrey Nixon, President
LIBERTY NOMINEES LIMITED
	By:	MCM Associates, Ltd., General Partner
	By:	/s/ GEOFFREY NIXON Geoffrey Nixon, President
HORIZON OFFSHORE, LTD.
	By:	/s/ GEOFFREY NIXON Geoffrey Nixon, Director
MAYFAIR CAPITAL FUND, L.P.
	By:	MCM Capital Management, LLC., General Partner
	By:	/s/ GEOFFREY NIXON Geoffrey Nixon, Manager
MCM ASSOCIATES, LTD.
	By:	Manager
	By:	/s/ GEOFFREY NIXON Geoffrey Nixon, President
MCM PROFIT SHARING PLAN DLJSC-CUSTODIAN FBO Geoffrey Nixon TTEE
	By:	/s/ GEOFFREY NIXON Geoffrey Nixon, Trustee
MCM CAPITAL MANAGEMENT, LLC.
	By:	/s/ GEOFFREY NIXON Geoffrey Nixon, Manager

15

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  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURE